SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

               Report on Form 6-K for the month of September 2003
                                                   ----------

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  4                 Form 40-F
                             ---

(Indicate  by  check  mark  whether  the   registrant  by  furnishing   the
information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes ____         No ____


Enclosures:

   1. Press release dated: September 24, 2003

OTE Announces Reduced Fixed-to-Mobile Call Rates

    ATHENS, Greece--(BUSINESS WIRE)--Sept. 24, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced new reduced rates for calls made by OTE fixed-line subscribers to customers of Greek mobile operators Cosmote, Telestet and Vodafone. The new rates reflect the reduction in termination rates paid to mobile companies, which OTE is passing in full to its customers.
    The new rates will be effective October 5, 2003. An analysis of the new rate structure follows:
    For calls to the Cosmote network, the nominal rate will be EUR
0.22 per minute, EUR 0.05 of which will be kept by OTE. A minimum price of EUR 0.13 (five units) per call will be charged for calls of less than 35.45 seconds. Calls of more than 35.45 seconds will be charged at EUR 0.026 (one unit) per 7.09 seconds.
    For calls to the Telestet network, the nominal rate will be EUR
0.25 per minute, EUR 0.05 of which will be kept by OTE. A minimum price of EUR 0.156 (six units) per call will be charged for calls of less than 37.44 seconds. Calls of more than 37.44 seconds will be charged at EUR 0.026 (one unit) per 6.24 seconds.
    For calls to the Vodafone network, the nominal rate will be EUR
0.225 per minute, EUR 0.05 of which will be kept by OTE. A minimum price of EUR 0.13 (five units) per call will be charged for calls of less than 34.65 seconds. Calls of more than 34.65 seconds will be charged at EUR 0.026 (one unit) per 6.93 seconds.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis - Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

                                             By: /s/ Iordanis Aivazis
                                                 --------------------------
                                             Name: Iordanis Aivazis
Date: 24 September 2003                     Title: Chief Financial Officer